Exhibit 99.1

Press Release

Chi-Med Highlights Preliminary Phase II Savolitinib / Imfinzi® Combination Data in Advanced Papillary Renal Cell Carcinoma at 2019 ASCO Genitourinary Cancers Symposium

London: Tuesday, February 12, 2019: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) today announced the availability of preliminary results from the Phase II CALYPSO study of the savolitinib / Imfinzi® (durvalumab) combination in a cohort of patients with metastatic papillary renal cell carcinoma (“PRCC”), an investigator initiated study led by Professor Thomas Powles, Lead for Solid Tumour Research at Barts Cancer Institute, and sponsored by Queen Mary University of London.

Full data from the PRCC cohort of the CALYPSO study will be presented on Saturday, February 16, 2019, in oral and poster presentations at the annual American Society of Clinical Oncology Genitourinary Cancers Symposium (“ASCO GU”) in San Francisco, CA.

Further details from the presentation are as follows:

Presentation Title:	A phase II study investigating the safety and efficacy of savolitinib and durvalumab in metastatic papillary renal cancer (CALYPSO)
First Author:	Thomas Powles, MD, PhD, FCRP
Abstract No:	545
Oral Presentation:	Oral Abstract Session C: Renal Cell Cancer
Date & Time:	Saturday, February 16: 2:00 PM-3:30 PM PST
Poster Presentation:	Session C: Renal Cell Cancer
Date & Time:	Saturday, February 16: 7:00 AM-7:55 AM and 12:30 PM-2:00 PM PST

About PRCC in the CALYPSO study

PRCC is a subtype of kidney cancer that is unusually difficult to treat, with low response rates from current treatment options and no treatments approved for this specific indication. The CALYPSO study is an independently sponsored open-label Phase II study of Imfinzi® in combination with several drug candidates in the treatment of renal cell carcinoma in the U.K. and Spain. Several arms of CALYPSO are evaluating the treatment of PRCC and clear cell renal carcinoma (ccRCC) with savolitinib, a highly selective inhibitor of the c-MET receptor tyrosine kinase, both as a monotherapy and in combination with Imfinzi® (durvalumab), AstraZeneca’s anti-programmed death-ligand 1 (“PD-L1”) antibody. CALYPSO enrolls an all-comer PRCC population with planned retrospective molecular profiling. For further details, please refer to clinicaltrials.gov number NCT02819596.

About Savolitinib

Savolitinib is a potential first-in-class inhibitor of c-MET, an enzyme which has been shown to function abnormally in many types of solid tumors. Chi-Med designed savolitinib to be a potent and highly selective oral inhibitor, which, through chemical structure modification, addresses human metabolite-related renal toxicity, the primary issue that halted development of several other selective c-MET inhibitors. In clinical studies to date, involving over 700 patients, savolitinib has shown promising signs of clinical efficacy in patients with c-MET gene alterations in PRCC, NSCLC, colorectal cancer (CRC) and gastric cancer with an acceptable safety profile. Chi-Med is currently testing savolitinib in partnership with AstraZeneca in Phase Ib/II studies, in multiple solid tumor indications, both as a monotherapy and in combinations.

About Chi-Med

Chi-Med (AIM/Nasdaq: HCM) is an innovative biopharmaceutical company which researches, develops, manufactures and markets pharmaceutical products. Its Innovation Platform, Hutchison MediPharma, has about 400 scientists and staff focusing on discovering, developing and commercializing targeted therapeutics in oncology and autoimmune diseases.  It has a portfolio of eight cancer drug candidates currently in clinical studies around the world. Chi-Med’s Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products, covering an extensive network of hospitals across China.

Dual-listed on the AIM market of the London Stock Exchange and the Nasdaq Global Select Market, Chi-Med is headquartered in Hong Kong and majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 1). For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including its expectations for the clinical development of savolitinib, plans to initiate clinical studies for savolitinib, its expectations as to whether such studies would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria, changes to clinical protocols or regulatory requirements, unexpected adverse events or safety issues, the ability of drug candidate savolitinib to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions and to gain commercial acceptance after obtaining regulatory approval, the potential market of savolitinib for a targeted indication and the sufficiency of funding. In addition, as certain studies rely on the use of Imfinzi® as combination therapeutics with savolitinib, such risks and uncertainties include assumptions regarding the safety, efficacy, supply and continued regulatory approval of Imfinzi®. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM. Chi-Med undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President,	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile) david.dible@citigatedewerogerson.com
Xuan Yang, Solebury Trout	+1 (415) 971 9412 (Mobile) xyang@troutgroup.com

Media Enquiries
UK & Europe – Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile) anthony.carlisle@cdrconsultancy.co.uk
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Hong Kong & Asia ex-China – Joseph Chi Lo, Brunswick	+852 9850 5033 (Mobile) jlo@brunswickgroup.com
Zhou Yi, Brunswick	+852 9783 6894 (Mobile) yzhou@brunswickgroup.com
Mainland China – Sam Shen, Edelman	+86 136 7179 1029 (Mobile) sam.shen@edelman.com

Nominated Advisor
Richard Gray / Andrew Potts, Panmure Gordon (UK) Limited	+44 (20) 7886 2500